# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ZOOZ Strategy Ltd., CIK 0001992818
CUSIP: M2573A106
Title of class of securities: Ordinary Shares, par value NIS 0.00025
Address of issuer's principal executive offices: 4B Hamelacha St., Lod, Israel (L3), 7152008
Date of event which requires filing of this statement: 09/26/2025
Filed by CIK 0001869509
Persons authorized to receive notices and communications: ZOOZ Strategy Ltd, 4B Hamelacha St., Lod, Israel (L3), 7152008, 972 (8) 6805566

## Reporting persons
- Fang Zheng (CIK 0001869509): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 10,614,800; shared voting power 0; sole dispositive power 10,614,800; shared dispositive power 0; aggregate amount beneficially owned 10,614,800 (6.5% of the class)
  Comment: (1) Represents (i) 150,000 ordinary shares, par value NIS 0.00025 per share ("Ordinary Shares"), of ZOOZ Strategy Ltd, an Israeli company ("the "Issuer"), held by Fang Zheng, (ii) 2,219,550 Ordinary Shares held by Keyarch Global Sponsor Limited (the "Sponsor"), (iii) 8,000,000 Ordinary Shares held by Keywise Discovery Master Fund ("Keywise") and (iv) 245,250 Ordinary Shares issuable upon the exercise of private warrants of the Issuer (the "Warrants") held by the Sponsor. The Warrants are exercisable until May 4, 2029, and each Warrant is exercisable for one Ordinary Share at an exercise price of $11.50 per share. Mr. Zheng is the majority shareholder of the Sponsor and has sole voting and dispositive power over the shares held by Keywise, and as such, he may be deemed to be the beneficial owner of all of the securities of the Issuer held of record by the Sponsor and Keywise. Mr. Zheng disclaims any beneficial ownership of the reported securities held by the Sponsor and Keywise other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
  
  (2) Percentage based on 162,022,482 outstanding Ordinary Shares as of April 10, 2026, as disclosed in the Issuer's proxy statement dated April 13, 2026, filed as Exhibit 99.2 to the Issuer's Report on Form 6-K filed with the U.S. Securities and Exchange Commission (the "SEC") on April 13, 2026.
- Keyarch Global Sponsor Limited (CIK 0001865707): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 2,464,800; shared voting power 0; sole dispositive power 2,464,800; shared dispositive power 0; aggregate amount beneficially owned 2,464,800 (1.5% of the class)
  Comment: (1) Represents (i) 2,219,550 Ordinary Shares held by the Sponsor and (ii) 245,250 Ordinary Shares issuable upon the exercise of private Warrants held by the Sponsor. The Warrants are exercisable until May 4, 2029, and each Warrant is exercisable for one Ordinary Share at an exercise price of $11.50 per share. Mr. Zheng is the majority shareholder of the Sponsor, and as such, he could be deemed to be the beneficial owner of all of the securities of the Issuer held of record by the Sponsor. Mr. Zheng disclaims any beneficial ownership of the reported securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
  
  (2) Percentage based on 162,022,482 outstanding Ordinary Shares as of April 10, 2026, as disclosed in the Issuer's proxy statement dated April 13, 2026, filed as Exhibit 99.2 to the Issuer's Report on Form 6-K filed with the SEC on April 13, 2026.
- Keywise Discovery Master Fund: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 8,000,000; shared voting power 0; sole dispositive power 8,000,000; shared dispositive power 0; aggregate amount beneficially owned 8,000,000 (4.9% of the class)
  Comment: (1) Consists of 8,000,000 Ordinary Shares held by Keywise. Mr. Zheng has sole voting and dispositive power over the shares held by Keywise, and as such, he could be deemed to be the beneficial owner of all of the shares held of record by Keywise. Mr. Zheng disclaims any beneficial ownership of the reported securities held by the Sponsor and Keywise other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
  
  (2) Percentage based on 162,022,482 outstanding Ordinary Shares as of April 10, 2026, as disclosed in the Issuer's proxy statement dated April 13, 2026, filed as Exhibit 99.2 to the Issuer's Report on Form 6-K filed with the SEC on April 13, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value NIS 0.00025
Name of issuer: ZOOZ Strategy Ltd.
Address of issuer's principal executive offices: 4B Hamelacha St., Lod, Israel (L3), 7152008
Comment: This Amendment No. 1 to Schedule 13D (this "Schedule") amends and supplements the Schedule 13D filed with the SEC on April 11, 2024 (the "Original Schedule") by Fang Zheng and Keyarch Global Sponsor Limited, and relates to the Ordinary Shares of ZOOZ Strategy Ltd, an Israeli company with an address at 4B Hamelacha St., Lod 7152008, Israel. Except as set forth herein, this Amendment does not modify any of the information previously reported on the Original Schedule. Capitalized terms used but not defined in this Schedule have the respective meanings set forth in the Original Schedule.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated as follows:

This Schedule is being filed on behalf of the following reporting persons (each, a "Reporting Person" and, together, the "Reporting Persons"):

Fang Zheng;
Keyarch Global Sponsor Limited; and
Keywise Discovery Master Fund.
Residence or business address:
Item 2(b) is hereby amended and restated as follows:

The principal business and principal office address of Mr. Zheng is as follows:

Room 3008-10, 30/F, Cosco Tower
183 Queen's Road Central, Hong Kong

The principal business and principal office address of the Sponsor is as follows:

275 Madison Avenue, 39th Floor
New York, New York 10016

The principal business and principal office address of Keywise is as follows:

Room 3008-10, 30/F, Cosco Tower
183 Queen's Road Central, Hong Kong
Present principal occupation or employment:
Item 2(c) is hereby amended and restated as follows:

Mr. Zheng is the majority shareholder of the Sponsor and the director and the sole investor of Keywise.
Criminal convictions in the last five years: Each of the Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Each of the Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is hereby amended and restated as follows:

Mr. Zheng is a citizen and resident of Hong Kong. The Sponsor is a Cayman Islands exempted company. Keywise is a Cayman Islands fund.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented with the following:

On September 26, 2025, Keywise acquired an aggregate of 8,000,000 Ordinary Shares upon the closing of a private placement transaction pursuant to that certain Securities Purchase Agreement dated July 29, 2025 (the "Private Placement"). Mr. Fang Zheng has sole voting and dispositive power over the shares held by Keywise.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

The information set forth in Item 3 is hereby incorporated by reference in its entirety. The Reporting Persons acquired the 8,000,000 Ordinary Shares in connection with the Private Placement for investment purposes. The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or proposals and to take such actions with respect to his investments in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

Mr. Zheng is deemed to beneficially own an aggregate of 10,614,800 Ordinary Shares, comprised of (i) 150,000 Ordinary Shares held by Mr. Zheng, (ii) 2,219,550 Ordinary Shares held by the Sponsor, (iii) 8,000,000 Ordinary Shares held by Keywise and (iv) 245,250 Ordinary Shares issuable upon the exercise of the Warrants held by the Sponsor. The Warrants are exercisable until May 4, 2029, and each Warrant is exercisable for one Ordinary Share at an exercise price of $11.50 per share. Mr. Zheng is the majority shareholder of the Sponsor and has sole voting and dispositive power over the shares held by Keywise, and as such, he may be deemed to be the beneficial owner of all of the securities of the Issuer held of record by the Sponsor and Keywise. Mr. Zheng disclaims any beneficial ownership of the reported securities held by the Sponsor and Keywise other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

The Sponsor is deemed to beneficially own an aggregate of (i) 2,219,550 Ordinary Shares and (ii) 245,250 Ordinary Shares issuable upon the exercise of private Warrants. The Warrants are exercisable until May 4, 2029, and each Warrant is exercisable for one Ordinary Share at an exercise price of $11.50 per share.

Keywise is deemed to beneficially own 8,000,000 Ordinary Shares.

The foregoing represents beneficial ownership of approximately 6.5% by Mr. Zheng, 1.5% by the Sponsor and 4.9% by Keywise of the outstanding Ordinary Shares based on 162,022,482 outstanding Ordinary Shares as of April 10, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Zheng has the sole power to dispose or direct the disposition of all of the Ordinary Shares that the Reporting Persons beneficially owned as of April 10, 2026.
Transactions in the class effected during the past sixty days: Except as described in Item 3, the Reporting Persons have not effected any transactions in the Ordinary Shares of the Issuer in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented with the following:

The information contained in Items 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference herein.

On July 29, 2025, the Issuer and Keywise entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") in connection with the Private Placement for the purchase of 8,000,000 Ordinary Shares for an aggregate purchase price of approximately $8,000,000 from the Private Placement. The closing of the Private Placement occurred on September 26, 2025, at which time the 8,000,000 Ordinary Shares were issued to Keywise. The Ordinary Shares acquired in connection with the Private Placement are subject to registration rights, as set forth in a registration rights agreement dated July 29, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description

1 Joint Filing Agreement.

2 Business Combination Agreement (as amended) dated July 30, 2023, among the Issuer, Keyarch, Merger Sub, the Sponsor and the Company Representative (incorporated herein by reference to Exhibits 2.1 through 2.4 to the Issuer's Amendment No. 2 to Form F-4/A filed on March 15, 2023).

3 Form of Subscription Agreement, by and among the Issuer, Keyarch, and the subscribers party thereto (incorporated herein by reference to Exhibit 10.20 to the Issuer's Amendment No. 2 to Form F-4/A filed on March 15, 2023).

4 Letter Agreement, dated as of January 22, 2022, by and among the Issuer, the Sponsor, the other parties thereto and EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 10.1 to Keyarch's Current Report on Form 8-K filed with the SEC on January 27, 2022).

5 Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Report on Form 6-K filed with the SEC on August 8, 2025).

6 Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.5 to the Issuer's Report on Form 6-K filed with the SEC on August 8, 2025).

## Signatures
- Fang Zheng: /s/ Fang Zheng, Fang Zheng (05/18/2026)
- Keyarch Global Sponsor Limited: /s/ Fang Zheng, Fang Zheng/Authorized Signatory (05/18/2026)
- Keywise Discovery Master Fund: /s/ Fang Zheng, Fang Zheng/Authorized Signatory (05/18/2026)